Free Writing Prospectus (To the Prospectus dated March 31, 2006)	Filed Pursuant to Rule 433 Registration Statement No. 333-132868 March 12, 2008

5.00% Senior Notes due March 17, 2009

Final Terms and Conditions

Issuer:	Zions Bancorporation

Securities Offered:	Senior Notes due March 17, 2009 (the “Notes”).

CUSIP	98970EAG4

Principal Amount:	$66,169,000 (aggregate principal amount sold pursuant to the Auction and under the “Buy Today” feature.)

Principal Amount Sold Pursuant to the Auction:	$2,000,000

Principal Amount Sold under “Buy Today”:	$64,169,000

Net Proceeds:	$66,070,000

Series:	The Notes will be a separate series of debt securities under the Indenture. We may re-open this series of Notes, and issue additional Notes of this series under the Indenture in the future.

Initial Settlement Date:	March 17, 2008

Coupon:	5.00%

Final Auction Price:	100.048203%

Final “Buy Today” Price:	100.000000%

Issue Price for Tax Purposes:	100.000000%

Interest Payment Dates:	Interest will be paid semiannually on March 17 and September 17, beginning on September 17, 2008.

Day Count:	30/360

Maturity:	March 17, 2009

Use of Proceeds:	The net cash proceeds from the sale will be used for general corporate purposes. Pending such use, we may temporarily invest net proceeds in interest-bearing, investment-grade securities.

Exchange Listing:	The Notes will not be listed on any national securities exchange.

Denomination:	We will issue the Notes in denominations of $1,000 and in integral multiples thereof.

Book-Entry System:	The Notes will be issued only in fully registered form without interest coupons. Beneficial interests in the Notes will be shown on, and transfers of those beneficial interest can only be made through, records maintained by the Depository Trust Company and its participants.

Ratings:

A3 (Moody’s); BBB+ (Standard & Poor’s); A (low) (DBRS); and A- (Fitch).

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Auction Agent:	Zions Direct, Inc.

Auction Agent Fee:	0.10%

Trustee:	The Bank of New York Trust Company, N.A.

Calculation / Issuing / Paying Agent:	Zions First National Bank

Settlement Date:	It is expected that the delivery of the Notes will be made against payment for the Notes on March 17, 2008, which is the third business day after the allocation of the Notes by our auction agent (the settlement cycle being referred to as T+3). You should note that if you purchased the Notes using the “Buy Today” feature, your settlement cycle may be longer than T+3. Trading in the Notes from the date of a “Buy Today” purchase until settlement may be affected by this longer settlement cycle.

This Term Sheet contains selected information about the Notes subject to further description in the Prospectus and Prospectus Supplement. The Notes offered by Zions Direct are not deposits, obligations of or guaranteed by a Bank, are not insured by the FDIC, and are subject to investment risk (principal fluctuations), including the possible loss of the principal invested.

The issuer has filed a registration statement (Registration Statement No. 333-132868, including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, or a representative, will arrange to send you the prospectus if you request it by calling toll free (800) 524-8875.